UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For 29 January 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X



Press Release

Harmony's production guidance for quarter 2, financial year 2015

Johannesburg. Thursday, 29 January 2015. Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") announces that its South African operations reported its first ever fatal free quarter, with a majority of its operations performing in line with their production plans. Underground grade remained consistent quarter on quarter.

Target 3 was placed on care and maintenance as planned, with Kusasalethu's underperformance trailing down the overall production performance. On 2 December 2014 Harmony announced that a new plan was being implemented to return Kusasalethu to profitability. The Section 189 consultation process in terms of the Labour Relations Act is in progress. The new plan for Kusasalethu should return the mine to profitability at the end of the fourth quarter of financial year 2015, mining lower volumes at higher grades and at a reduced cost. Our focus at each of our mines remains safe, profitable ounces.

Hidden Valley also contributed to the quarter's lower production, due to a fatality and a belt tear on the overland conveyor (OLC). Both resulted in production stoppages at the mine. There was no structural damage to the OLC, but belt replacement work was not completed until January 2015. Maintenance scheduled for the OLC and the metallurgical plant in the first half of 2015 was brought forward and conducted while the belt was being replaced. Ore was hauled to the mill by truck during this period, adversely impacting costs.

As a result of the above, gold production for the December 2014 quarter decreased by approximately 10% quarter on quarter, entirely due to production stoppages at Kusasalethu and Hidden Valley.

Harmony's results for the second quarter of financial year 2015 ended 31 December 2014 will be released in Cape Town during a presentation, webcast and conference call on Monday, 9 February 2015. Please refer to our website www.harmony.co.za for details.

ends.

Issued by Harmony Gold Mining Company Limited

29 January 2015

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number: 1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 29, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director